FILED BY SEDAR

April 1, 2021

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial and Consumer Affairs Authority
The Manitoba Securities Commission

Ontario Securities Commission (Principal Regulator)
Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Northwest Territories
Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs/Mesdames:

RE: Vizsla Silver Corp. (the "Corporation")

Prospectus Supplement dated April 1, 2021 to the Short Form Base Shelf Prospectus dated December 1, 2020 (the "Supplement")

We refer to the Supplement of the Corporation in connection with an offering of common shares.

We, as counsel to the Agent, hereby consent to the use of and reference to our opinion under the heading "Eligibility for Investment" and to the reference to our firm name under the heading "Legal Matters" in the Supplement.

We confirm that we have read the Supplement and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

Yours truly,

"Cassels Brock & Blackwell LLP"